Filed by América Móvil, S.A.B. de C.V.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Telmex Internacional, S.A.B. de C.V.

Registration Statement File No.: 333-166721

América Móvil, S.A.B. de C.V. Announces Preliminary Results of

Exchange Offers for Telmex Internacional, S.A.B. de C.V. and Carso Global Telecom, S.A.B. de C.V.

(Mexico City, June 11, 2010)—América Móvil, S.A.B. de C.V. (“América Móvil”)(NYSE: AMX) today announced the preliminary results of its exchange offer to holders of Series A Shares (“TII A Shares”), Series L Shares (“TII L Shares”) and TII A Shares and TII L Shares in the form of American depositary shares (respectively, “TII A ADSs” and “TII L ADSs”) of Telmex Internacional, S.A.B. de C.V. (“Telmex Internacional”). América Móvil also announced the preliminary results of its exchange offer to holders of Series A-1 Shares (“CGT Shares”) and CGT Shares in the form of American depositary shares (“CGT ADSs”) of Carso Global Telecom, S.A.B. de C.V. (“CGT”). The exchange offers expired at 4:00 p.m., Mexico City time (5:00 p.m., New York City time) on June 10, 2010.

Based on a preliminary count by Inversora Bursátil, S.A. de C.V., Casa de Bolsa, Grupo Financiero Inbursa (“Banco Inbursa”) and the exchange agent, The Bank of New York Mellon (“BNY”), the following securities were tendered (including shares represented by ADSs): 59,594,727 TII A Shares, 5,772,222,999 TII L Shares and 3,459,505,872 CGT Shares.

All shares and American depositary shares (“ADSs”) that were validly tendered and not withdrawn have been accepted for payment in accordance with the terms of the exchange offers and applicable law. Upon consummation of the exchange offers, América Móvil will own approximately 92.7% of Telmex Internacional’s outstanding shares and approximately 99.4% of CGT’s outstanding shares.

Of the TII Shares tendered, cash elections were made with respect to 2,285,433,687 shares. Based upon these preliminary results, América Móvil expects to pay approximately Ps. 26,648,156,790 (equivalent to approximately U.S. $2,098,280,063, based on the exchange rate on June 11, 2010) to tendering shareholders of Telmex Internacional who elected to receive cash, and América Móvil expects to issue approximately 1,322,801,247 million L Shares (including L Shares represented by ADSs) to tendering shareholders of Telmex Internacional who elected to receive stock. América Móvil expects to issue approximately 7,082,992,322 million L Shares (including L Shares represented by ADSs) to tendering shareholders of CGT.

As a result, América Móvil expects to have 40,514,324,025 shares of capital stock outstanding.

Tendering shareholders who elected a cash payment will receive payment in U.S. dollars from the exchange agent approximately six business days after the expiration date of the exchange offer. Participants in S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”) who validly tendered their TII A Shares, TII L Shares and CGT Shares in exchange for Series L Shares of América Móvil (“AMX L Shares”) will receive the applicable number of AMX L Shares from Banco Inbursa promptly after the final results of the exchange offers are announced. Holders of TII A ADS, TII L ADS and CGT ADSs who tendered through the Depositary Trust Company (“DTC”) for Series L American Depositary Shares of América Móvil (“AMX L ADSs”) will have their accounts credited with the appropriate number of AMX L ADSs by DTC, and those who tendered through the exchange agent will have the appropriate number of AMX L ADSs registered in their names on the books of The Bank of New York Mellon, as the América Móvil depositary. Checks in lieu of fractional shares of AMX L Shares and AMX L ADSs will be delivered in U.S. dollars on a pro rata basis to tendering shareholders after the exchange agent has aggregated all fractional shares and sold them in the open market.

The tenders reported above do not include 590,100 TII A Shares and 34,021,640 TII L Shares that were tendered in ADS form by notice of guaranteed delivery. Stockholders who tendered their TII A ADSs and TII L ADSs by means of a notice of guaranteed delivery before expiration of the offer must deliver the related shares to the exchange agent by 5:00 p.m., New York City time, on Tuesday, June 15, 2010.

América Móvil will announce the final exchange offer results as promptly as practicable.

About América Móvil

América Móvil is the leading provider of wireless services in Latin America. As of March 31, 2010, it had 206.4 million wireless subscribers and 3.8 million landlines in the Americas.

Important Additional Information

This announcement is not an offering document and does not constitute an offer to sell or the solicitation or an offer to buy securities or a solicitation of any vote or approval. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

In connection with the exchange offer for shares of Telmex Internacional, América Móvil filed a Schedule TO and Registration Statement on Form F-4 (including the prospectus) with the Securities and Exchange Commission (“SEC”) on May 11, 2010, as amended, and Telmex Internacional filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC on April 19, 2010. HOLDERS OF TELMEX INTERNACIONAL SECURITIES OR CGT SECURITIES ARE URGED TO READ THESE DOCUMENTS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT AMÉRICA MÓVIL, TELMEX INTERNACIONAL, CGT AND THE TRANSACTION. Documents filed by América Móvil with the SEC may be obtained without charge at the SEC’s website at www.sec.gov and at América Móvil’s website at www.americamovil.com. Documents filed by Telmex Internacional with the SEC may be obtained without charge at the SEC’s website and at Telmex Internacional’s website at www.telmexinternacional.com. Additional copies of the materials for the exchange offer for shares of CGT may be obtained for free at the SEC’s website at www.sec.gov or at CGT’s website at www.cgtelecom.com.mx.

Copies of the exchange offer materials may also be obtained free of charge from D.F. King & Co., Inc., the information agent for the exchange offer, by calling 1-212-269-5550 (for banks and brokers) and 1-800-735-3591 (for shareholders and ADS holders).

Forward-Looking Statements

Certain statements contained in this press release may constitute “forward-looking statements”. All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements. Such forward-looking statements are based on current expectations and involve inherent risks and uncertainties, including factors that could delay, divert or change any of them, and could cause outcomes and results to differ materially from current expectations. No forward-looking statement can be guaranteed. Among other risks, there can be no guarantee that the exchange offers will be completed, or if it is completed, that it will close within the anticipated time period. América Móvil undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

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